SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.1)*

Macrochem Corporation
(Name of Issuer)

Common Stock $.01 par value per share
(Title of Class of Securities)

55590310
(CUSIP Number)

February 15, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 55590310                                                   Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Strong River Investments, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            772,841 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH               772,841 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     772,841 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 55590310                                                   Page 3 of 8

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
     (See Item 6)                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            772,841 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                772,841 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     772,841 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     The purpose of this Amendment No.1 is to correct the Schedule 13G filed by Strong River Investments, Inc. (CIK # 0001101751) on August 3, 2001. That Schedule 13G was incorrectly filed. Strong River Investments, Inc. has not beneficially owned in excess of 5% of the Common Stock of Macrochem Corporation since February 15, 2001. Accordingly, the information in this Amendment No.1 reflects the information set forth in the Amendment No. 1 filed by Strong River Investments, Inc. as of February 15, 2001 since no additional information is required to be disclosed in this Schedule 13G pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1(a)	Name of Issuer:
Macrochem Corporation (the "Company").
Item 1(b)	Address of Issuer's Principal Executive Offices:
110 Hartwell Avenue, Lexington, Massachusetts 02421-3134.
Item 2(a)	Name of Persons Filing:
Strong River Investments, Inc. ("Strong River") Cavallo Capital Corp. ("Cavallo")
Item 2(b)	Address of Principal Business Office or, if None, Residence:
Strong River: Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O.Box 873, Road Town, Tortolla, BVI.
Cavallo: 660 Madison, 18th Floor, New York, NY 10021.
Item 2(c)	Citizenship:
Strong River: British Virgin Islands Cavallo: New York
Item 2(d)	Title of Class of Securities:
Common Stock, par value $.01 per share, of the Company (the "Common Stock").
Item 2(e)	CUSIP Number:
55590310
Item 3.	If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:
(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act;
(e) [ ]	An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1. All information provided pursuant to this Item 4 is as of February 15, 2001.

Strong River:
(a)	Amount beneficially owned: 772,841 shares of Common Stock
(b)	Percent of class: 3% (based on 25,751,848 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31).
(c)	Number of shares to which Strong River has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 772,841 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose of or direct the disposition of: 772,841 shares of Common Stock
Cavallo:
(a)	Amount beneficially owned by Cavallo: 772,841 shares of Common Stock
(b)	Percent of class: 3% (based on 25,751,848 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31).
(c)	Number of shares to which Cavallo has:

(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 772,841 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose of or direct the disposition of: 772,841 shares of Common Stock
Item 5.	Ownership of Five Percent or Less of a Class:
On February 15, 2001, Cavallo and Strong River no longer beneficially owned 5% or more of the Common Stock.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Pursuant to an investment management agreement between Strong River and Cavallo, Cavallo has the power to sell or vote on behalf of Strong River, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See the Joint Filing Agreement attached as an exhibit hereto.
Item 9.	Notice of Dissolution of a Group. Not applicable
Item 10.	Certification.
By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement as of July 23, 2001.

Strong River Investments, Inc.
By:	Cavallo Capital Corp., Investment Manager
/s/ Daniel Golan
	Name:	Daniel Golan
	Title:	Chief Financial Officer
Cavallo Capital Corp.
/s/ Daniel Golan
Name:	Daniel Golan
Title:	Chief Financial Officer

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: As of July 23, 2001

Strong River Investments, Inc.
By:	Cavallo Capital Corp., Investment Manager
/s/ Daniel Golan
	Name:	Daniel Golan
	Title:	Chief Financial Officer
Cavallo Capital Corp.
/s/ Daniel Golan
Name:	Daniel Golan
Title:	Chief Fincancial Officer